                                                                    Exhibit 99.1


                                    SAMARNAN
                             INVESTMENT CORPORATION

                                 ANNUAL REPORT

                      FOR THE YEAR ENDED DECEMBER 31, 2007

                                                 SAMARNAN INVESTMENT CORPORATION
                                       P.O. BOX 651 / CLEBURNE, TEXAS 76033-4543

SAMARNAN INVESTMENT CORPORATION
ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR ENDED DECEMBER 31,2007

PRESIDENT'S LETTER TO SHAREHOLDERS

      This Annual Report for Samarnan Investment Corporation for the year ended December 31, 2007, contains important information about your investment. All shareholders are encouraged to review this Report and the information to be found in the enclosed proxy materials for the shareholder's Annual Meeting which will be held April 22, 2008.

      Your Company realized net investment income in fiscal 2007 of approximately $0.45 per share. During 2007, the Company paid quarterly dividends totaling $0.55781 per share which included the $0.45 per share of net investment income realized in 2007, plus $0.11 per share of net investment income realized during the last quarter of 2006.

      Of the almost $0.56 in quarterly dividends paid in 2007, approximately $0.45 represented the pass through of tax-exempt interest income with about $0.11 per share representing taxable dividend income and taxable short-term gain income.

      The exact amounts of such interest and dividend income passed-through to shareholders is included in the previously mailed Forms 1099-INT and 1099-DIV for 2007.

      For fiscal 2007, the Company also paid pass-through long-term capital gains dividends aggregating $1.52 per share, paid on January 11,2008 to shareholders of record at year end 2007. Although this dividend was actually distributed in 2008, for federal income tax purposes, the dividend is treated as both paid by the Company and received by shareholders on December 31, 2007. The dividend is therefore taxable to shareholders in 2007, and has been included in your 2007 IRS Form 1099-DIV.

      The Company's investment policy continues to be to maintain an amount greater than 50% of its total assets invested in its Debt Portfolio which consists of tax-exempt municipal bonds and other tax-exempt securities, and the balance of the assets (less than 50%) invested in equity securities (the "Equity Portfolio"), with cash balances kept to a minimum.

      The charts below and on the following page show the apportionment of the entire investment portfolio at December 31, 2007 and major allocations within each Portfolio.

      Thank you for your continued confidence in Samarnan.

                            SAMARNAN ASSET ALLOCATION
                              AS OF DECEMBER 31,2007

Tax-Exempt Debt Portfolio

$ 7,227,732    Revenue Bonds                 37.4%
  1,871,766    General Obligation Bonds       9.7%
  1,935,823    Pre-refunded and
               Escrowed to Maturity bonds    10.1%
$11,035,322    Total Debt Portfolio          57.2%

Taxable Equity Portfolio

$ 4,588,803    LargeCap* Common Stocks       23.8%
  3,087,709    MidCap** Common Stocks        15.9%
    258,333    REIT's                         1.3%
    331,002    Preferred Stocks               1.7%
                                            -----
$ 8,265,847    Total Equity Portfolio        42.8%
$19,301,169    Total Portfolio              100.0%

Sam Walls, President
February 27, 2008

                                   [PIE CHART]

*LargeCap - Equity securities having a market capitalization of $10 billion or more

**MidCap - Equity securities having a market capitalization of more than $1.5 billion but less than $10 billion.

SAMARNAN INVESTMENT CORPORATION
ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR ENDED DECEMBER 31, 2007

      The Discussions of Portfolio Performance below are provided by the investment advisors to Samarnan, Voyageur Asset Management Inc. and Westwood Management Corp. The information contained therein relates only to the performance of the Company's portfolios during fiscal 2007 and does not, nor is it intended to, project any future performance of the Company's Portfolio.

      DEBT PORTFOLIO
      AS OF DECEMBER 31,2007

65.5%   REVENUE BONDS
17.5%   PRE-REFUNDED AND ESCROWED TO MATURITY BONDS
17.0%   GENERAL OBLIGATION BONDS

                                   [PIE CHART]

DISCUSSION OF DEBT PORTFOLIO PERFORMANCE
Steven P. Eldredge, Managing Director
and Senior Fixed Income Portfolio Manager
VOYAGEUR ASSET MANAGEMENT INC.

      Samarnan's Debt Portfolio, consisting entirely of tax-exempt securities and a minimal amount of cash, slightly out preformed its benchmark, the Lehman Brother's 1-10 Year Blended Municipal Index during the first two quarters of the year. However, it underperformed the index by essentially the same amount in the final two quarters as a crisis in the credit markets developed. The result is an under performance for 2007 with a gross of fees return of 4.71% compared to the Index return of 4.79%,

      Despite essentially benchmark returns during 2007, the Portfolio has significantly out performed its respective benchmark with returns, gross of fees, of 89 and 45 basis points above the benchmark over the 3- and 5-year periods, respectively.

      As the result of the market turmoil and the general flight to quality, the Debt Portfolio's investments in BBB-rated holdings lagged the returns of the AAA-rated securities by almost 6% during the year. Because the maturities of these lower-rated holdings are relatively short, the impact was, to some extent, limited. The Debt Portfolio's interest rate risk which matched that of the benchmark benefitted the Portfolio as interest rates fell materially during the year. Performance was negatively impacted by the turmoil occurring with the monoline insurers. These entities, which, over- and above the municipalities general ability to pay principal, guarantee timely principal payment on approximately 50% of the portfolio are under financial strain at this time due to subprime guarantees on their balance sheets.

      The Debt Portfolio, at year-end, remains conservatively positioned across the yield curve, credit spectrum and its sub-sector allocations. We expect the current market turmoil to persist for much of 2008. With this outlook in mind, we are managing the portfolio with a defensive bias, awaiting a market with more stability and one that presents a clearer picture of the road ahead. In the meantime, our income bias is currently rewarding us and at the point the market stabilizes, we will look for opportunities to more aggressively position the portfolio to benefit from an upturn in the economy.

              EQUITY PORTFOLIO
              AS OF DECEMBER 31, 2007

 3.1%   REITs
 4.0%   PREFERRED STOCKS
37.4%   MID-CAP STOCKS
55.5%   LARGE-CAP STOCKS

                                   [PIE CHART]

DISCUSSION OF EQUITY PORTFOLIO PERFORMANCE
Randall L. Root, Senior Vice President
WESTWOOD MANAGEMENT CORP.

      The Samarnan Equity Portfolio, with the primary objective of capital appreciation, realized 9.5% total return in the year ended December 31,2007, outperforming its blended benchmark using 90% of the Russell 1000 Equal-Weighted Index and 10% of the NAREIT Equity Index which returned 1.1% for the year. This follows the Portfolio's performance in 2006 when it outperformed its benchmark by 1.6%.

      In keeping with the Company's primary objective, the Equity Portfolio consist of a diversified portfolio of equity securities, primarily common stocks of domestic companies. Individual securities of issuers are held to provide exposure to both mid and large capitalization companies. Investments are diversified across all industry sectors with limited amount of investments in Real Estate Investment Trusts ("REIT's"), preferred stocks and convertible securities, which are utilized for the Portfolio's secondary objective of providing current income.

      Within the Portfolio, large capitalization stocks were the best performers, followed by MidCap stocks and REITs. Over the course of the year, the Portfolio's exposure to financial services stocks was reduced as concerns surrounding sub-prime mortgages roiled the sector in the second half of the year. REIT holdings were also reduced as a slowing economy was expected to pressure rental rates. REIT income levels fell beneath the level of the 10-year Treasury, potentially limiting further appreciation. Exposure to technology companies increased to take advantage of attractive valuations and higher corporate spending on information technology.

      The Equity Portfolio's total return consisted of 7.4% from capita! appreciation and 2.1% from dividend income.

                             [CF & CO., L.L.P LOGO]

                              REPORT OF INDEPENDENT
                        REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Samarnan Investment Corporation

We have audited the accompanying statement of assets and liabilities of Samarnan Investment Corporation, including the schedule of investments in securities, as of December 31, 2007, and the related statement of operations for the year then ended and statement of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2007, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Samarnan Investment Corporation as of December 31, 2007, the results of its operations for the year then ended, the changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 6 to the financial statements, the Company changed its method of accounting for amortization of bond premiums from the straight-line method to a method that is substantially equivalent to the effective interest method, effective January 1, 2005.

                                         [CF & Co., L L P]
                                         ---------------------------------------
                                         CF & Co., L.L.P.

Dallas, Texas
February 21,2008

      14175 Proton Road - Dallas, Texas 75244-3604 - Phone: 972-387-4300 -
                800-834-8586 - Fax 972-960-2810 - www.cfllp.com

                          REGISTERED WITH THE PCAOB -
          MEMBERS: AICPA - CENTER FOR AUDIT QUALITY - TSCPA - EBPAQC - CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INFERNATIONAL AND
                   THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

                         SAMARNAN INVESTMENT CORPORATION
                       Statement of Assets and Liabilities
                                December 31, 2007

Assets:
  Investments in securities at fair value (identified cost $17,311,127)            $19,301,169
  Cash and cash equivalents                                                          1,990,244
  Accrued interest, dividends and other receivables                                    178,605
                                                                                   -----------

  Total assets                                                                      21,470,018
                                                                                   -----------

Liabilities:

  Accounts payable                                                                       5,800
  Advisory fees payable                                                                 25,847
  Capital gains dividend declared, not paid                                          1,823,539
                                                                                   -----------

  Total liabilities                                                                  1,855,186
                                                                                   -----------

  Net Assets                                                                       $19,614,832
                                                                                   ===========

Analysis of net assets:
  Capital shares - authorized 2,000,000 shares of $1 par value; outstanding
   1,201,768 shares                                                                $ 1,201,768
  Net realized gains of $4,671,848 less accumulated distributions of $4,583,373         88,475
  Unrealized appreciation of investments                                             1,990,042
  Undistributed net investment income                                                  528,238
  Retained earnings at April 29, 1978, commencement of operations as an
   investment company                                                               15,806,309
                                                                                   -----------

  Net assets (equivalent to $16.32 per share based on 1,201,768 shares of
   capital stock outstanding)                                                      $19,614,832
                                                                                   ===========

                 See accompanying notes to financial statements.

                         SAMARNAN INVESTMENT CORPORATION
                      Schedule of Investments in Securities
                                December 31,2007

                                                                Principal
                                                                Amount or         Fair
                                                                  Shares          Value
                                                                ----------      ----------
Common Stocks - 39.14%
   Materials and Processing - 2.27%
      URS Corp                                                     3,666        $  199,174
      Freeport - McMoran                                           2,400           245,856
   Producer Durables - 2.84%
       Thomas & Betts (1)                                          3,700           181,448
       Gardner Denver (l)                                          5,100           168,300
       United Technologies, Corp.                                  2,700           206,658
   Consumer Discretionary - 3.43%
       Macy's Inc.                                                 4,100           106,067
       McQuarie Infrastructure Company Trust                       4,700           190,491
       Nike Inc.                                                   3,000           192,720
       BJ's Wholesale Club Inc.                                    5,400           182,682
   Consumer Staples - 2.20%
       Colgate-Palmolive Co.                                       3,200           249,472
       General Mills                                               3,200           182,400
   Health Care -1.79%
       Pfizer, Inc                                                 7,800           177,294
       Universal Health Services                                   3,400           174,080
   Other Energy -3. 93%
       Apache Corporation                                          2,706           291,003
       Plains Exploration                                          4,000           216,000
       Arch Coal                                                   5,900           265,087
   Integrated Oils - 2.32%
       Conoco / Phillips                                           2,600           229,580
       Exxon Mobil Corp                                            2,400           224,856
   Financial Services - 4.71%
       American Express                                            3,100           161,262
       Axis Capital Holdings                                       4,900           190,953
       Lazard Ltd.                                                 3,200           130,176
       Citigroup, Inc.                                             2,199            64,739
       JP Morgan Chase & Co.                                       4,188           182,806
       Willis Group Holdings Ltd.                                  5,100           193,647
   Technology -7.16%
       Automatic Data Processing                                   3,600           160,308
       Cadence Design Systems, Inc. (1)                           10,200           173,502
       Harris Corp                                                 3,600           225,648
       IBM                                                         1,900           205,390
       Microsoft Corp.                                             6,200           220,720
       Oracle Corp. (1)                                            9,800           221,284
       Sybase, Inc.                                                7,600           198,284

                 See accompanying notes to financial statements.

                         SAMARNAN INVESTMENT CORPORATION
                      Schedule of Investments in Securities
                                December 31,2007

                                                                 Principal
                                                                 Amount or       Fair
                                                                   Shares        Value
                                                                 ---------     ----------
Common Stocks - 39.14%, continued
   Utilities -4.31%
      Exelon Corporation                                            3,300      $  269,412
      Dominion Resources Inc.                                       4,200         199,290
      P G & E Corp.                                                 4,500         193,905
      A T & T Inc.                                                  4,400         182,864
   Auto & Transportation - 2.02%
      Alexander & Baldwin                                           3,400         175,644
      Wabtec Corp. (1)                                              6,400         220,416
   Multi-Sector Companies - 2.16%
      General Electric Co                                           5,000         185,350
      ITT Corporation                                               3,600         237,744
                                                                               ----------

      Total Common Stocks (cost $6,021,434)                                    $7,676,512
                                                                               ----------

Real Estate Investment Trusts - 1.32%
   Residential -.17%
      Equity Residential Property Sh Ben Int                         900           32,823
   Retail - .35%
      Simon Property Group Inc.                                      400           34,744
      Kimco Realty Corp.                                             900           32,760
   Healthcare- .21%
      Health Care Property Investors, Inc.                         1,200           41,736
   Industrial/Office-.41%
      Boston Properties Inc.                                         400           36,724
      Prologis TR Sh Ben Int                                         700           44,366
   Diversified -.18%
      Vornado Realty TR Sh Ben Int                                   400           35,180
                                                                               ----------

      Total Real Estate Investment Trusts (cost $98,131)                       $  258,333
                                                                               ----------

Preferred Stock - 1. 69%
   Financial Services
      Wells Fargo CAP PFD                                          7,400          170,940
   Consumer Discretionary
      CBS Corp. New 7.25%                                          7,400          160,062
                                                                               ----------

      Total Preferred Stock (cost $373,519)                                    $  331,002
                                                                               ----------

                 See accompanying notes to financial statements.

                         SAMARNAN INVESTMENT CORPORATION
                      Schedule of Investments in Securities
                                December 31,2007

                                                                Principal
                                                                Amount or          Fair
                                                                  Shares           Value
                                                                ---------        ---------
Municipal Bonds - 56.26%
   ARKANSAS -.15%
       Springdale AK Sales & Use Tax
          4.000% due 7/1/16                                       30,000         $  30,108
   CALIFORNIA -1.66%
       Long Beach Calif
          5.000% due 5/01/13                                     300,000           325,773
   COLORADO -3.56%
       Colorado Ed. & Cultural
          6.875% due 12/15/10                                    250,000           278,290
       Colorado Ed. & Cultural
          5.250% due 04/01/11                                     70,000            70,564
       Colorado Ed. & Cultural
          5. 750% due 06/01/11                                   100,000           107,733
       High Plains Met Dist.
          4.375% due 12/01/15                                    240,000           242,100
   DISTRICT OF COLUMBIA - 1.39%
       Washington DC Convention CTR
          5.000% due 10/01/16                                    250,000           273,485
   FLORIDA - .79%
       Tampa, FL Rev
          5.000% due 04/01/18                                    145,000           155,221
   GEORGIA - 2.24%
       Fairburn Combined Utilities GA
          5.375% due 10/01/13                                    250,000           267,193
       Summerville, GA Pub
          5.000% due 01/01/11                                     75,000            78,910
       Valdosta & Lowndnes Cty Hosp.
          5.500% due 10/01/14                                     85,000            92,890
   ILLINOIS - 10.01%
       Gilberts, IL Spl Svc.
          4.250% due 03/01/12                                     50,000            51,591
       Illinois Dev Fin Auth
          5.700% due 07/01/12                                    190,000           191,043
       Illinois Fin Auth Rev
          4.000% due 07/01/13                                    200,000           203,656
       Illinois Fin Auth Rev
          4.500% due 07/01/15                                    125,000           130,710
       Illinois Fin Auth Rev
          5.000% due 08/01/16                                    450,000           487,939
       Chicago Housing
          5.000% due 07/01/12                                    200,000           207,998
       Illinois Health Fac. Auth
          6.000% due 02/15/11                                    420,000           425,200

                 See accompanying notes to financial statements.

                         SAMARNAN INVESTMENT CORPORATION
                      Schedule of Investments in Securities
                                December 31,2007

                                                                Principal
                                                                Amount or          Fair
                                                                 Shares            Value
                                                                ---------        ---------
Municipal Bonds - 56.26%, continued
       Maywood, IL
          5.500% due 01/01/16                                    250,000         $ 266,060
   INDIANA -1.29%
       Munster, IN
          4.300% due 01/15/12                                    100,000           102,064
       Indiana St. Edl Facs
          5.400% due 10/01/13                                    150,000           150,670
   LOUISIANA - 4.34%
       Louisiana Housing
          6.000% due 09/01/15                                    570,000           587,733
       Louisiana St Untld. G.O.
          5.000% due 07/15/11                                    250,000           263,115
   MARYLAND - .83%
       Baltimore Convention Center
          5.000% due 09/01/14                                    150,000           162,144
   MINNESOTA - 5.95%
       Marshall MN Med.
          5. 450% due 11/01/18                                   250,000           257,970
       Minnesota St.
          5.000% due 09/15/18                                    180,000           186,624
       Minnesota St. Higher
          5.250% due 10/1/19                                     100,000           107,072
       University Minn
          5.750% due 7/1/18                                      400,000           469,624
       Woodbury Minn Partn
          4.600% due 2/1/26                                      150,000           145,291
   MISSOURI - 2.40%
       Clay Cnty Mo Reorg Sch Dist
          5.000% due 3/1/15                                      300,000           327,927
       Missouri St. Environmental Impt
          5.000% due 1/1/11                                      135,000           142,038
   MONTANA- 1.54%
       Montana St. Dept. Transn Rev
          5.000% due 6/1/20                                      285,000           302,168
   NORTH DAKOTA - 1 .77%
       North Dakota St. Bldg. Auth.
          5.250% due 12/01/13                                    330,000           347,952
   OKLAHOMA - .53%
       Pottawatonie County
          5.000% due 09/01/10                                    100,000           103,668
   PENNSYLVANIA - 4.47%
       Latrobe IDA St. Vincent
          5.375% due 05/01/13                                    250,000           260,820

                 See accompanying notes to financial statements.

                         SAMARNAN INVESTMENT CORPORATION
                      Schedule of Investments in Securities
                                December 31,2007

                                                                Principal
                                                                Amount or        Fair
                                                                  Shares          Value
                                                                ---------     -----------
Municipal Bonds - 56.26%, continued
       Pennsylvania St. Higher Ed.
          4.750% due 08/01/15                                    250,000      $   267,395
       Pennsylvania St. Higher Ed.
          4.250% due 5/01/13                                     350,000          348,225
   SOUTH DAKOTA - .91%
       South Dakota St. Health
          4.500% due 04/01/12                                    175,000          177,471
   TEXAS - 5.26%
       Austin, Tex Pub/Impt
          4.750% due 9/1/20                                      100,000          103,455
       Bexar Cnty, TX Hsg. Fin. Corp.
          5.625% due 12/01/11                                    150,000          153,657
       Burkburnett Ltd. G.O.
          6.000% due 02/15/10                                    125,000          132,094
       Eagle Mth & Saginaw TX ISD
          0.0% due 8/15/19                                       250,000          150,145
       Northside Tex Indpt Sch Dist
          5.000% due 2/15/18                                     125,000          132,550
       Tarrant Cnty TX Cultural Ed Facs Fin
          5.000% due 11/15/10                                    100,000          101,943
       Temple TX Util. Sys. Rev.
          4.250% due 08/01/15                                    250,000          257,360
   UTAH -1.20%
       Salt Lake Cnty Westminster College
          4.500% due 10/01/14                                    230,000          235,071
   WASHINGTON -1.50%
       Kent Wash Loc Impt Dist
          4.650% due 12/12/19                                    300,000          295,293
   WISCONSIN - 4.47%
       Douglas Cnty Wisconsin
          5.000% due 2/1/17                                      250,000          270,305
       Wisconsin Health & Ed. Sinai
          5.500% due 08/15/08                                    600,000          607,014
                                                                              -----------

          Total Municipal Bonds (cost $10,818,043)                            $11,035,322
                                                                              -----------

          Total (cost $17,311,127)                                            $19,301,169
                                                                              ===========

NOTE: Percentages indicated are based on net assets of $19,614,832 at December
      31,2007.

(1) Indicates non-income producing security

                 See accompanying notes to financial statements.

                        SAMARNAN INVESTMENTS CORPORATION
                             Statement of Operations
                      For the Year Ended December 31, 2007

Investment income:
   Interest - nontaxable                                                                   $   548,918
   Interest & dividends - taxable                                                              242,599
                                                                                           -----------
                                                                                               791,517
                                                                                           -----------

Expenses:
   Investment advisory fees                                                                    104,182
   Legal and professional                                                                       55,843
   Audit fee                                                                                    35,448
   Director fees                                                                                 8,800
   Custodian fees                                                                               12,000
   Administrative fees                                                                          17,862
   Office and printing supplies                                                                  3,070
   Franchise tax                                                                                 1,504
   Insurance                                                                                       461
                                                                                           -----------
       Total expenses                                                                          239,170
                                                                                           -----------
       Net investment income                                                                   552,347
                                                                                           -----------

Realized and unrealized gain (loss) on investments:
   Realized gain (loss) from securities transactions:
       (excluding short-term securities)
       Proceeds from sales                                                                 $ 8,156,224
       Cost of securities sold,                                                              6,360,929
                                                                                           -----------
          Net realized gain (loss)                                                           1,795,295


       Unrealized appreciation of investments:
          Beginning of period                                                                3,184,750
          End of period                                                                      1,990,042
                                                                                           -----------

       Increase (decrease) in unrealized appreciation                                       (1,194,708)
                                                                                           -----------
       Net realized and unrealized gain (loss) on investments                                  600,587
                                                                                           -----------
       Net increase (decrease) in net assets resulting from operations                     $ 1,152,934
                                                                                           ===========

Total expenses as a percentage of total investment income                                        30.20%
                                                                                           ===========

                 See accompanying notes to financial statements.

                         SAMARNAN INVESTMENT CORPORATION
                       Statement of Changes in Net Assets
                 For the Years Ended December 31, 2007 and 2006

                                                                            2007             2006
                                                                        ------------     ------------
Increase (decrease) in net assets from operations:
   Net investment income                                                $    552,347     $    542,725
   Net realized gain (loss) from investment transactions                   1,795,295        1,235,455
   Increase (decrease) in unrealized appreciation of investments          (1,194,708)         200,703
                                                                        ------------     ------------

   Net increase (decrease) in net assets from operations                   1,152,934        1,978,883
                                                                        ------------     ------------

Dividends and distributions to shareholders:
   Net investment income                                                    (670,358)        (721,061)
   Capital gains                                                          (1,829,796)      (1,155,897)
                                                                        ------------     ------------

Decrease in net assets from dividends and distributions to
   shareholders                                                           (2,500,154)      (1,876,958)
                                                                        ------------     ------------

   Increase (decrease) in net assets                                      (1,347,220)         101,925

Net assets:
   Beginning of year                                                      20,962,052       20,860,127
                                                                        ------------     ------------

   End of year (including undistributed investment income of
     $528,238 and $646,250, respectively)                               $ 19,614,832     $ 20,962,052
                                                                        ============     ============

                 See accompanying notes to financial statements.

                         SAMARNAN INVESTMENT CORPORATION
                              Financial Highlights
               For Each of the Years in the Five-Year Period Ended
                                December 31,2007

                                          2007            2006             2005              2004             2003
                                      -----------      -----------      ------------      -----------      -----------
Per share data

Investment income                     $      0.66      $      0.66      $       0.64      $      0.65      $      0.67
Expenses                                    (0.20)           (0.21)            (0.17)           (0.16)           (0.14)
                                      -----------      -----------      ------------      -----------      -----------
   Net investment income                     0.46             0.45              0.47             0.49             0.53

Net realized and unrealized gains
   (losses) on investments                   0.50             1.19              0.72             0.97             1.47
Dividends from net investment income        (0.56)           (0.60)            (0.46)           (0.49)           (0.50)
Distributions from net realized
   long-term gains on securities            (1.52)           (0.96)            (0.37)               -                -
                                      -----------      -----------      ------------      -----------      -----------
Net increase (decrease) in
   net asset value                          (1.12)            0.08              0.36             0.97             1.50
Net asset value:
   Beginning of period                      17.44            17.36             17.00            16.03            14.53
                                      -----------      -----------      ------------      -----------      -----------
   End of period                      $     16.32      $     17.44      $      17.36      $     17.00      $     16.03
                                      ===========      ===========      ============      ===========      ===========

Total return                                 5.50%            9.49%             7.00%            9.12%           13.74%

Ratios

Net assets, end of period (000)       $    19,615      $    20,962      $     20,860      $    20,428      $    19,260

Expenses to average net assets               1.10%            1.16%             1.00%            0.99%            0.95%
Investment income from operations
   to average net assets                     3.66%            3.70%             3.72%            4.00%            4.46%
Portfolio turnover                          31.68%           30.30%            31.42%           36.28%           25.70%
                                      ===========      ===========      ============      ===========      ===========

Average shares outstanding              1,201,768        1,201,768         1,201,768        1,201,768        1,201,768
                                      ===========      ===========      ============      ===========      ===========

The effects of the change in accounting principle described in Note 6 on the year ended December 31, 2005 are as follows:

                                                      Ratio prior                Ratio after
Description                                            to change    Change         change
-----------                                           -----------   ------       -----------
Investment income from operations to
  average net assets                                     3.69%       0.03%          3.72%

                 See accompanying notes to financial statements.

                        SAMARNAN INVESTMENT CORPORATION
                          Notes to Financial Statements

(1)   Summary of Significant Accounting Policies

      The Company is registered under the Investment Company Act of 1940 as a diversified, closed-end, management investment company. The Company seeks tax free income and preservation of capital through a diversified portfolio of bonds and equity securities. The significant accounting policies followed by the Company are summarized as follows:

      (a)   Securities

            Investments in securities are carried at fair value. Securities transactions are accounted for on the trade date. The cost of securities sold is based on identifying specific issues delivered against each sale. Dividend income is recognized on the ex-dividend date, and interest income is recognized on an accrual basis.

            Fixed-income securities are valued at prices obtained from a pricing service, when such prices are available; however, in circumstances where the investment adviser deems it appropriate to do so, such securities will be valued at the mean quoted bid and asked prices or at prices for securities of comparable maturity, quality and type.

            Investments in securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price on the day of valuation; other securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price. Restricted securities and other securities for which quotations are not readily available are valued at fair value as determined by the board of directors.

      (b)   Dividends and Distributions

            Dividends and distributions to shareholders are recorded on the ex-dividend date.

      (c)   Bond Premiums and Discounts

            Bond premiums and discounts are amortized to the date of maturity using a method that is substantially equivalent to the effective interest method.

      (d)   Accounting Estimates

            The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

                         SAMARNAN INVESTMENT CORPORATION
                         Notes to Financial Statements

   (1)   Summary of Significant Accounting Policies, continued

      (e)   Cash and Cash Equivalents

            The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days. At December 31,2007, cash equivalents consisted of $1,988,130 held in tax-exempt money market accounts.

(2)   Investment Advisory Contracts

      The Company has contracted with Voyageur Asset Management Inc., a wholly-owned subsidiary of RBC Dain Rauscher Corporation, which in turn is a wholly owned subsidiary of the Royal Bank of Canada, to provide investment advisory services. Under this contract, the Company is furnished investment, clerical and statistical services regarding its investments in debt securities. The fee for these investment advisory services is based on an annual fee of 0.27% of the value of the assets in the debt portfolio and is paid on a quarterly basis in arrears.

      The Company has also contracted with Westwood Management Corporation to provide investment advisory services. Under this contract, the Company is furnished investment, supervisory and clerical services regarding its investment in equity securities. The fee for these investment advisory services is based on an annual fee of 0.75% of the value of the assets in the equity portfolio and is paid on a quarterly basis in arrears.

(3)   Income Tax Matters

      The Company's policy is to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to distribute substantially all its taxable income to its shareholders.

(4)   Securities Transactions

      In 2007, cost of purchases and proceeds from sales or maturities of securities, other than short-term securities, amounted to $6,360,929 and $8,156,224, respectively. Included in realized gains from securities transactions are short-term capital losses of $30,109.

      As of December 31, 2007, the components of unrealized appreciation, depreciation, and cost for all securities were $2,088,086, $98,044, and $17,311,127, respectively.

                         SAMARNAN INVESTMENT CORPORATION
                          Notes to Financial Statements

      (5)   Dividends and Distributions to Shareholders

            On December 20, 2007, a distribution of $1.51738 per share was declared. The dividend was paid on January 11,2008 to shareholders of record on December 31, 2007.

            On December 20, 2006, a distribution of $0.92183 per share was declared. The dividend was paid on January 12, 2007 to shareholders of record on December 31, 2006.

                                    2007           2006
                                -----------   ------------
Distributions paid from:
   Ordinary income              $   670,358   $    721,061
   Long-term capital gain         1,829,796      1,155,897
                                -----------   ------------

                                $ 2,500,154   $  1,876,958
                                ===========   ============

      (6)   Change of Accounting Principle

            The Company adopted an amortization method that is substantially equivalent to the effective interest method for bond premiums effective January 1, 2005. This change in accounting principle is being reported in accordance with the American Institute of Certified Public Accountants' Audit and Accounting Guide-Investment Companies ("the Guide") as follows:

                                       Amortized       Undistributed Net         Net
                                     Cost of Bonds     Investment Income   Unrealized Gains
                                   -----------------   -----------------   ----------------
Balance January 1,
2005 before application of
change in accounting
principle                         $       9,974,912    $         763,298   $      2,836,770

Cumulative effect of change
in accounting principle                      51,117               51,117            (51,117)
                                  -----------------    -----------------   ----------------

Balance January 1, 2005,
as restated                             10,026,029     $         814,415   $      2,785,653
                                 =================     =================   ================

            Implementation of the change resulted in an increase to net unrealized gains of $7,190, an increase to interest income of $7,658, and a decrease to realized gains of $14,848 during 2005 compared to amounts that would have been reported following the previous principle. The effect of the change on the per share data and the ratio of net investment income to average net assets is disclosed in the financial highlights.

                         SAMARNAN INVESTMENT CORPORATION
                    P.O. BOX 651 / CLEBURNE, TEXAS 76033-4543
    TEL: SAM WALLS, 817.645-2108 / FAX: 817.558-0285 / TEL: JERRY WHEATLEY,
                        817.641-7881 / FAX 817.641-7881


BOARD OF DIRECTORS                          LEGAL COUNSEL
      Nancy Walls Devaney                         Richard S. Whitesell, Jr.
      Joe Monteleone                              4501 Lorraine Avenue
      Martha Walls Murdoch                        Dallas, Texas 75205
      Steve Sikes
      Sam Walls                             INVESTMENT ADVISORS
      Tommy Yater                           DEBT PORTFOLIO
      Roland Walden                               Voyageur Asset Management Inc
   OFFICERS                                       100 South Fifth Street, Suite 2300
      Sam Walls, President                        Minneapolis, Minnesota 55402
      Nancy Devaney, Vice President         EQUITY PORTFOLIO
      Jerry Wheatley, Secretary/Treasurer         Westwood Management Corp.
                                                  200 Crescent Court, Suite 1200
CUSTODIAN                                         Dallas, TX 75201
      Westwood Trust
      200 Crescent Court, Suite 1200        REGISTRAR AND TRANSFER AGENT
      Dallas, Texas 75201                   DIVIDEND PAYING AGENT
                                                  Securities Transfer Corporation
INDEPENDENT REGISTERED                            2591 Dallas Parkway, Suite 102
PUBLIC ACCOUNTING FIRM                            Frisco, Texas 75034
      CF & Co., L.L.P.                            Telephone: 469.633-0101
      14175 Proton Road                           Fax: 469.633-0088
      Dallas, Texas 75244                         www.stctransfer.com

SUPPLEMENTAL INFORMATION

      During the six months ended December 31, 2007, the Company paid to its directors as regular compensation $5,200 ($400 per meeting attended) and $7,750 to the firm of Wheatley, Fowler & Lee, P.C. of which Jerry Wheatley the Secretary and Treasurer of the Company is a shareholder, for that firm's accounting services. No other fees or compensation were paid by the Company to any director or officer of the Company or their affiliates during such six month period.

PURCHASE AND SALES OF INVESTMENT SECURITIES

      The Company's purchases of investment securities for its Portfolio, other than short-term investments during the six months ended December 31,2007, totaled $6,815,577, and sales of its securities, excluding short-term investments, during such period totaled $8,156,224.

ANNUAL MEETING OF SHAREHOLDERS

      The Annual Meeting of Shareholders will be held April 22,2008, at 11:00 AM, at the Radisson Hotel Fort Worth South, 100 Alta Mesa Boulevard East (Alta Mesa Blvd. At Interstate 35 W South), Fort Worth, Texas

SHAREHOLDER REPORTS

      Additional copies of the Company's 2007 Annual Report to Shareholders and its Mid-Year Report to Shareholders for 2008, when available, may be obtained upon written request to the Company's Secretary addressed to; Mr Jerry Wheatley, P.O. Box 134, Cleburne, TX 76033-0134.

      SAMARNAN INVESTMENT CORPORATION is registered under the Investment Company Act of 1940 as a diversified, closed-end management company. The Company's common stock (symbol SMAV) is traded in the over-the-counter market and reported by www.pinksheets.com

                         SAMARNAN INVESTMENT CORPORATION
   P.O. BOX 651 / CLEBURNE, TX 76033-0651 / TEL: SAM WALLS, PRES.817-645-2108

                          SHAREHOLDER CHANGE OF ADDRESS

      To change the mailing address for receipt of quarterly Dividend Checks and annual IRS Form 1099, the Annual and Mid-Year Financial Reports to shareholders, the Notice and Proxy Materials for the Annual Meeting of Shareholders, and other communications, registered shareholders (shares held in your name*), may complete the information shown below. For multiple accounts, this page may be copied.

REGISTERED NAME: -as it appears on the mailing label or dividend check

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CURRENT ADDRESS: (attach mailing label if available)

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------state-------zip---------------

NEW ADDRESS:

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------state-------zip---------------

MAIL TO:   SAMARNAN INVESTMENT CORPORATION
           C/O SECURITIES TRANSFER CORPORATION
           2591 DALLAS PARKWAY, SUITE 102
           FRISCO, TX 75034                     OR FAX TO: (469) 633-0088

* NAME CHANGE INFORMATION

Shareholders desiring to change the registered name on their stock certificates and for future dividend checks and other mailings should contact Securities Transfer Corporation at the address above for information. Many forms and instructions are available online. WWW.STCTRANSFER.COM

BENEFICIAL SHAREHOLDERS (Shares held in the name of a brokerage firm or financial institution) should contact your account representative with all questions about your investment holdings.

                Please retain this page for future use as needed